12010242

SEC Mail Processing Section

FEB 27 2012

Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| SEC FILE NUMBER |
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| 8 - 68644 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tourmaline Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Washington Boulevard, 10th Floor
(No. and Street)

| Stamford | Connecticut | 06901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Groff — (203) 302-730(
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/1/12

# OATH OR AFFIRMATION

I, Daniel M. Groff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tourmaline Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Jonathan Goldstein
Notary Public-Connecticut
My Commission Expires
March 31, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

# TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

## CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
**tel** 973.994.6666
**fax** 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Members of
Tourmaline Partners, LLC

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries (collectively, the "Company") as of December 31, 2011. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 22, 2012

# TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

**December 31, 2011**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 1,660,914 |
| **Receivables from clearing brokers,** including clearing deposits of approximately $1,500,000 | | 2,234,178 |
| **Commissions receivable** | | 160,635 |
| **Property and equipment,** net | | 843,906 |
| **Other assets** | | 253,049 |
| | $ | 5,152,682 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 2,511,558 |
| **Equity** | | |
| Members' equity | | 2,647,211 |
| Non-controlling interest | | (767) |
| Accumulated other comprehensive loss | | (5,320) |
| Total equity | | 2,641,124 |
| | $ | 5,152,682 |

*See accompanying notes to consolidated financial statement.*

### 1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. On December 15, 2010, Tourmaline Partners became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their majority owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates and Tourmaline Europe (collectively, the "Company") execute trades with or on behalf of, and earns commissions from managers of private investment funds.

### 2. Summary of significant accounting policies

*Principles of Consolidation*

The consolidated financial statements include the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

*Basis of Presentation*

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These consolidated financial statements were approved by management and available for issuance on February 22, 2012. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalents*

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

## 2. Summary of significant accounting policies (continued)

*Receivables from Clearing Brokers and Commissions Receivable*

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related commission and trading revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

*Deferred Rent Expense*

The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated statement of financial condition. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Estimated Useful Life | Principal Method |
|---|---|---|
| Furniture and fixtures | 3-7 years | Straight-line |
| Computer hardware | 3-5 years | Straight-line |
| Computer software | 3-5 years | Straight-line |
| Leasehold improvements | lease term | Straight-line |

*Impairment of Long-Lived Assets*

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2011.

**2. Summary of significant accounting policies (continued)**

*Foreign Currency Translation*

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and are reported as a separate component of members' equity. The annual currency translation adjustment decreased members' equity by approximately $5,000 at December 31, 2011.

*Comprehensive Income*

The Company reports and displays comprehensive income (loss) and its components in members' equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments are added to net income to arrive at comprehensive income. Other comprehensive income (loss) items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Tourmaline UK is subject to corporate income taxes at a 28% tax rate.

*Non-Controlling Interest*

The consolidated subsidiaries that are less then wholly owned are referred to as non-controlling interests. The portion of net income (loss) attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statement of operations, and the portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition and consolidated statement of changes in equity.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

## 3. Property and equipment

Property and equipment consist of the following at December 31, 2011:

| | |
|---|---|
| Furniture and fixtures | $ 141,668 |
| Computer hardware | 462,899 |
| Computer software | 200,138 |
| Leasehold improvements | 168,363 |
| | $ 973,068 |
| Less accumulated depreciation | 129,162 |
| | $ 843,906 |

Depreciation expense for the period ended December 31, 2011 was approximately $129,000.

## 4. Commitments

Tourmaline Partners is obligated under an operating lease agreement for office space, expiring through May 2018. Included in other assets at December 31, 2011 is a security deposit related to this lease agreement in the approximate amount of $103,000.

Tourmaline Europe is obligated under an operating lease for its London office space that expires in September 2012. Included in other assets at December 31, 2011 is a security deposit related to this lease agreement in the approximate amount of $20,000.

Included in other assets at December 31, 2011 is a security deposit related to a London flat in the approximate amount of $12,000.

Aggregate future lease payments of office space under this lease agreement for the five years subsequent to December 31, 2011 are as follows:

| Year ending December 31, | | |
|---|---|---|
| 2012 | $ | 280,000 |
| 2013 | | 215,000 |
| 2014 | | 220,000 |
| 2015 | | 226,000 |
| Thereafter | | 566,000 |
| | $ | 1,507,000 |

For the period ended December 31, 2011, rent expense for the Company was approximately $330,000.

## 5. Net capital requirement

Tourmaline Partners is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, Tourmaline Partners' net capital was approximately $1,134,000 which was approximately $884,000 in excess of its minimum requirement of $250,000.

## 6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by one broker. This broker is a member of major securities exchange. At December 31, 2011, all of the securities owned and the amounts due from broker reflected in the consolidated statement of financial condition are positions held by, and amount due from, such broker. Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should this broker be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from broker relate to cash balances on deposit and approximately $1,500,000 required by the clearing broker to be maintained on deposit.

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

## 7. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a matching contribution at the discretion of the Board of Directors. At December 31, 2011, the Company incurred expenses related to the Plan in the amount of $91,200.

## 8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

## 9. Major customer

During the year ended December 31, 2011, the Company had one major customer that aggregated approximately 15% of total revenues.

## 10. Subsequent event

Subsequent to December 31, 2011, Members affected withdrawals of approximately $250,000.